1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2021 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	August 10, 2021	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC Board of Directors Meeting Resolutions

Hsinchu, Taiwan, R.O.C., - Aug. 10, 2021 – TSMC (TWSE: 2330, NYSE: TSM) today held a meeting of the Board of Directors, which passed the following resolutions:

1. Approved the distribution of a NT$2.75 per share cash dividend for the second quarter of 2021, and set December 22, 2021 as the record date for common stock shareholders entitled to participate in this cash dividend distribution, and the ex-dividend date for the common shares shall be December 16, 2021. As required by Article 165 of Taiwan’s Company Law, the shareholders’ register shall be closed for five days prior to the record date (December 18 through December 22, 2021) for registration transfer, and the dividend will be paid on January 13, 2022. In addition, the ex-dividend date for TSMC American Depositary Shares (ADSs) will be December 16, 2021. The record date for TSMC ADSs entitled to participate in this cash dividend distribution will be December 17, 2021.

2. Approved capital appropriations of approximately US$17,571.66 million (approximately NT$483,276.75 million) for purposes including: 1) Installation of advanced technology capacity; 2) Installation of mature and specialty technology capacity; 3) Installation and upgrade of advanced packaging capacity; 4) Fab construction and installation of fab facility systems; 5) Fourth quarter 2021 R&D capital investments and sustaining capital expenditures.

3. Ratified a donation of five million doses of BNT162b2 vaccine to the Taiwan Centers for Disease Control of the Ministry of Health and Welfare to combat the COVID-19 pandemic in Taiwan, and the overall cost for the vaccine which is estimated not to exceed US$175 million when including the vaccine procurement, the necessary cold-chain logistics, handling services, and insurance.

4. Approved the issuance of US dollar-denominated unsecured corporate bonds in Taiwan’s International Bond Market for an amount not to exceed US$1 billion, and approved the provision of a guarantee to TSMC Arizona, a wholly-owned foreign subsidiary of TSMC, for its issuance of US dollar-denominated senior unsecured corporate bonds for an amount not to exceed US$8 billion, to finance TSMC’s capacity expansion.

5.Approved the following personnel promotions:

˙ Promoted Operations Organization's Senior Director of Facility Division Dr. Arthur Chuang to Vice President

˙ Promoted R&D Organization's TSMC Fellow and Senior Director of Design and Technology Platform Dr. L.C. Lu to TSMC Fellow and Vice President.

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s largest dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 281 distinct process technologies, and manufactured 11,617 products for 510 customers in 2020 by providing broadest range of advanced, specialty and advanced packaging technology services. TSMC is the first foundry to provide 5-nanometer production capabilities, the most advanced semiconductor process technology available in the world. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-5636688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Baker Li Public Relations Tel: 886-3-5636688 ext.7125037 Mobile: 886-988-932-757 E-Mail: baker_li@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the major financials for the six months ended June 30, 2021 reported in TSMC Board of Directors meeting. All figures were prepared in accordance with TIFRS on a consolidated basis.

(Unaudited; in NT$ thousands, except for EPS)

Comprehensive Income Statements Items (for the six months ended June 30, 2021)
Net sales	734,555,352
Gross profit	376,036,248
Income from operations	296,205,395
Income before tax	304,455,464
Net income	274,220,465
Net income attributable to shareholders of the parent	274,049,435
Basic EPS (NT$)	10.57

Balance Sheets Items (as of June 30, 2021)
Total assets	3,092,815,189
Total liabilities	1,098,844,616
Equity attributable to shareholders of the parent	1,991,785,801